EXHIBIT 99.1

News Release dated November 9, 2015, Suncor Energy closes Fort Hills purchase

News Release

FOR IMMEDIATE RELEASE

Suncor Energy closes purchase of additional working interest in Fort Hills oil sands project

Calgary, Alberta (Nov. 9, 2015) — Suncor Energy today announced that it has successfully closed the previously announced purchase of an additional 10 per cent working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. The acquisition of the additional working interest presents an opportunity for Suncor to lower its capital cost per barrel and enhance its projected return on the Fort Hills project. With the completion of the sale, the Fort Hills Energy LP’s partners include: Suncor (50.8 per cent interest), Total E&P Canada Ltd. (29.2 per cent interest) and Teck Resources Limited (20.0 per cent interest). Suncor is the developer and operator of the Fort Hills project through an operating services contract.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and see What Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com